Exhibit 99.2
RECENT DEVELOPMENTS
Angola: Oil discovery on deep offshore Block 17/06
TOTAL S.A. (“TOTAL”) announced on October 23, 2009, that its subsidiary, TEPA (Block 17/06) Limited, and Sociedade Nacional de Combustíveis de Angola (Sonangol E.P.) have discovered oil on Block 17/06, in the deep waters of the Angolan offshore.
Gardenia-1 is the first well and the first discovery made on Block 17/06. It was drilled in a water depth of 977 meters. The well discovered hydrocarbon reservoirs, both in the Miocene and the Oligocene. On the Miocene interval, the well produced 4,000 barrels per day (b/d) of 25 API° oil during tests.
This first discovery of Gardenia-1 confirms the potential of the north-western part of Block 17/06. A campaign of further drilling on the block will start on the fourth quarter 2009.
Sonangol E.P. is the concessionary of Block 17/06. TEPA (Block 17/06) Limited is the operator with a 30% stake. The other partners on Block 17/06 are Sonangol Pesquisa e Produção, S.A. (30%), SSI Seventeen Limited (27.5%), ACREP Bloco 17 S.A. (5%), Falcon Oil Holding Angola, S.A. (5%) and PARTEX Oil and Gas (Holdings) Corporation (2.5%).
Yemen LNG starts production
On October 15, 2009, TOTAL announced that the Yemen LNG liquefaction plant started producing Liquefied Natural Gas (LNG) on that day. TOTAL is lead shareholder of Yemen LNG and holds a 39.62% interest, alongside the state-owned company Yemen Gas Company (16.73%), Hunt Oil Company (17.22%), SK Energy (9.55%), Korea Gas Corporation (6%), Hyundai Corporation (5.88%), and GASSP1 (5%).
The Yemen LNG project, which will have required an overall USD 4.5 billion investment. It consists in supplying gas from Block 18, located in the Marib region in central Yemen, through a 320 kilometers dedicated pipeline to the LNG plant located at the port of Balhaf on the southern coast of the country. The plant started production with the first train while the construction of the second train is being completed. Total production capacity is expected to reach 6.7 million tons of LNG per year (Mt/y).
Following the three gas sales agreements signed in 2005 with Kogas, GDF-Suez and Total Gas & Power Ltd., LNG from Yemen LNG will be exported to both the Asian and Atlantic markets.
Yemen LNG’s first cargo is scheduled in the coming weeks.
TOTAL to Develop the Timimoun Gas Project in Algeria
TOTAL (37.75%), Sonatrach (51%) and Cepsa (11.25%) announced on October 7, 2009, that the Algerian National Oil and Gas Development Agency (ALNAFT) has approved the development plan for the Timimoun natural gas project, located between Timimoun and Adrar in southwestern Algeria.
This project milestone is the outcome of an exploration and appraisal program begun in 2003, during which six wells were drilled.
Development work is expected to begin in the fourth quarter of the year, with first gas scheduled for 2013. Timimoun is expected to commercially produce around 1.6 billion cubic meters of natural gas per year (160 millions cubic feet per day) at plateau.
TOTAL, Sonatrach and Cepsa will jointly operate the Timimoun project. The development plan entails drilling around 40 wells to tap eight structures over an area of 2,500 square kilometers. It also includes the construction of gas gathering and processing facilities, as well as a connection to the pipeline that Sonatrach has been called to develop to carry gas from fields in southwestern Algeria to Hassi R’Mel.

Under the marketing agreement, Sonatrach will market all the gas produced.
Kazakhstan: TOTAL signs Heads of Agreement with KazMunaiGas to develop the Khvalynskoye field
TOTAL announced on October 6, 2009, the signature of a Heads of Agreement (HOA) establishing the principles of a partnership with KazMunaiGas (KMG) for the development of the Khvalynskoye field, located offshore in the Caspian Sea on the border between Kazakhstan and Russia.
Khvalynskoye is a conventional gas condensate field located in water depths of 25 meters which will be developed by Lukoil (50%, operator). The gas produced from this field will be transported to Russia.
Under the terms of the HOA, TOTAL and GdF-Suez will acquire a participation of 25% (TOTAL 17%, GdF-Suez 8%) from the initial 50% stake held by KMG.

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